Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-133187
May 24, 2006
Continental Airlines, Inc. (“Continental”)
(NYSE Symbol: CAL)

Securities:	Class G Pass Through Certificates, Series 2006-1 (“Class G Certificates”)	Class B Pass Through Certificates, Series 2006-1 (“Class B Certificates” and, together with the Class G Certificates, the “Certificates”)

Amount:	$190,000,000	$130,000,000

CUSIP:	210795 PR5	210795 PS3

ISIN:	US210795PR55	US210795PS39

Coupon:	USD 3-month LIBOR +0.350%	USD 3-month LIBOR + 3.125%

Maximum Interest
Rate:	Interest rate for the Class G Certificates is subject to a maximum rate of 10.35% for any interest period commencing on any regular distribution date if a payment default by Continental occurs and is continuing on such regular distribution date

Capped Interest
Rate:	Capped LIBOR (10% per annum) plus 0.35% per annum

Calculation of Amounts Available under Primary
Liquidity Facility:	The amount available under the Primary Liquidity Facility for the payment of accrued interest on the Class G Certificates has been calculated utilizing the Capped Interest Rate of 10.35% per annum

Amount Available under Primary Liquidity Facility at September 2, 2006:	$39,930,875

Optional
Redemption:	In the case of an optional redemption of the Series B Equipment Notes that relate to the Class B Certificates on or after the third anniversary and prior to the fifth anniversary of the original issuance date of the Class B Certificates (except in connection with a redemption to satisfy the maximum Collateral Ratio requirements or the minimum Rotable Ratio requirement, or to the extent required as a result of certain reductions in Continental’s aircraft fleet), the redemption price will include a Premium equal to the following percentage of the principal amount redeemed:

If redeemed during the
year prior to the anniversary of
the original issuance
date indicated below	Series B Premium
4th	4.0%
5th	2.0%

In the case of an optional redemption of Equipment Notes that relate to the Certificates prior to the fifth anniversary of the original issuance date of the Certificates required as a result of certain reductions in Continental’s aircraft fleet, the redemption price will include a Premium equal to the following percentage of the principal amount redeemed:

If redeemed during the year prior
to the anniversary of the original
issuance date	Series G	Series B
indicated below	Premium	Premium
1st	1.0%	4.0%
2nd	1.0%	4.0%
3rd	1.0%	4.0%
4th	None	4.0%
5th	None	2.0%

Public Offering
Price:	100%

Underwriting
Commission and
Other
Compensation:	$2,800,000

Underwriting
Agreement:	Dated May 24, 2006

Use of Proceeds:	The proceeds will be used to acquire Equipment Notes issued by Continental. Continental will use most of the proceeds from the sale of the Equipment Notes to redeem its outstanding Floating Rate Secured Notes Due 2007 and Floating Rate Secured Subordinated Notes Due 2007, each of which is secured by the collateral that will secure the Equipment Notes. Aggregate redemption price will be approximately $293 million, including accrued interest, LIBOR breakage costs and, in the case of the Floating Rate Secured Subordinated Notes, a premium

Settlement:	June 9, 2006 (T+11) closing date, the 11th business day following the date hereof

Preliminary
Prospectus
Supplement:	Continental has prepared and filed with the SEC a Preliminary Prospectus Supplement, dated May 24, 2006, which includes additional information regarding the Certificates
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free 1-866-718-1649 (institutional investors).